Exhibit (a)(9)

From: Motive CEO

Sent: August 06, 2008

To: Motive Employees

Subject: Merit Increases

The most common question coming from staff following the announcement of Alcatel-Lucent’s planned acquisition of Motive was “will we be able to revisit the salary increases that were deferred earlier this year?” At the time, I indicated that this was a matter for the Transition Team. Both Motive and Alcatel-Lucent management have reviewed the situation and we have decided to reinstate the merit increase review cycle.

Effective immediately, your managers will begin the process of reviewing the performance evaluations completed earlier this year and recommending salary increases for staff. As in previous years, this August review process excludes the worldwide Sales organization and our India Operations, as both of these groups operate on a calendar year compensation cycle.

We anticipate completing this process over the next month and all salary increases will be retroactive to August 1, 2008.

This decision is further confirmation that Alcatel-Lucent intends to invest in Motive as part of its long term growth strategy and in turn, wants you to invest in the future at Alcatel-Lucent.

If you have questions, please speak with your manager or contact Anna Clepper in the HR team.

Alfred